EXHIBIT 11.1



COAST SAVINGS FINANCIAL, INC.

COMPUTATION OF EARNINGS PER SHARE





                                          Three Months Ended March 31,
                                            1997               1996
                                                Fully               Fully
                                     Primary   Diluted   Primary   Diluted
                                     (In thousands except per share amounts)

Net earnings applicable to
  common stock and common stock
  equivalents ("CSEs")               $12,258   $12,258   $ 9,502   $ 9,502

Weighted average common
  shares outstanding                  18,588    18,588    18,583    18,583
Dilutive CSEs on stock options           860       860       585       601

  Weighted average shares             19,448    19,448    19,168    19,184

  Net earnings per share
    of common stock                     $.63      $.63      $.50      $.50